EXHIBIT 99.1

For Immediate Release 17-4-TR	Date: February 8, 2017

Teck Updates Fort Hills Guidance

Vancouver, B.C. – Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) (“Teck”) provided an update to its guidance in connection with the status of the Fort Hills project. Suncor, as operator of the Fort Hills Energy Limited Partnership, has provided an update regarding its recently completed review of schedule, project costs and throughput. Suncor advises that the review, at this stage of project development, provides a high degree of confidence on schedule and project costs to completion. In parallel, a review of the plant throughput has revised the steady state production target and expected ramp up.

Construction as of year-end has surpassed 76% complete, with two of the six major project areas (mining and infrastructure) turned over to operations. All major plant equipment and materials are on site, and all major vessels and process modules have been installed. Shovels, trucks and equipment are mobilizing for operations. As of year-end, 58% of operations personnel have been hired.

The project remains on track to produce first oil in late 2017. The majority of project scope areas are progressing in line with the original plan and budget, but impacts of the 2016 Fort McMurray wildfire as well as productivity challenges have caused an increase in the capital cost estimate for the secondary extraction facility. The revised total project capital forecast is approximately 10% above the project sanction estimate, excluding foreign exchange impacts. Teck’s share of project capital costs through to completion (including foreign exchange), as of December 31, 2016, is now expected to be $805 million, of which approximately $640 million will be spent in 2017. Due to the increase in capital cost, Teck will record an after-tax impairment charge of $164 million in its fourth quarter results.

Oil production from the first of three secondary extraction units is still expected by the end of 2017. The other two secondary extraction units are scheduled to be completed and commissioned in the first half of 2018, and 90% of the expected production rate achieved by the end of 2018. Suncor is also exploring the opportunity to reduce the ramp-up period.

Suncor has announced an 8% increase in the nameplate capacity to 194,000 barrels per day (100% basis). Teck anticipates an average production rate of 186,000 barrels per day over the life of the project.

Forward-Looking Statements
This press release contains certain forward-looking statements within the meaning of the Unites States Private Securities Litigation Reform Act of 1995 and forward-looking information as defined in the Securities Act (Ontario). Forward-looking statements and information can be identified by the use of words such as “expects”, “intends”, “is expected”, “potential” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “should”, “would” “might” or “will” be taken, occur or achieved. Forward-looking statements include statements regarding Teck’s expectations regarding coal sales volumes and pricing.

Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of Teck to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

Factors that may cause actual results to vary include, but are not limited to, unplanned disruptions in construction, including due to weather or natural disaster, unforeseen site conditions, labour productivity below underlying estimates, labour disruptions, changes in the price of diesel and other consumable inputs, and other risk factors as detailed from time to time in Teck’s reports filed with Canadian securities administrators and the U.S. Securities and Exchange Commission.

Certain of these risks are described in more detail in the annual information form of Teck and in its public filings with Canadian securities administrators and the U.S. Securities and Exchange Commission. Teck does not assume the obligation to revise or update these forward-looking statements after the date of this document or to revise them to reflect the occurrence of future unanticipated events, except as may be required under applicable securities law.

About Teck
Teck is a diversified resource company committed to responsible mining and mineral development with major business units focused on copper, steelmaking coal, zinc and energy. Headquartered in Vancouver, Canada, its shares are listed on the Toronto Stock Exchange under the symbols TECK.A and TECK.B and the New York Stock Exchange under the symbol TECK. Learn more about Teck at www.teck.com or follow @TeckResources.

Investor Contact:
Greg Waller
Senior Vice President, Investor Relations and Strategic Analysis
604.699.4014
greg.waller@teck.com

Media Contact:
Chris Stannell
Senior Communications Specialist
604.699.4368
chris.stannell@teck.com